FOR IMMEDIATE RELEASE
February 26, 1998

Contact: Guy T. Marcus          Don Galletly            George Sard/David Reno
         Halliburton Company    Dresser Industries      Sard Verbinnen & Co.
         (214) 978-2691         (214) 740-6757          (212) 687-8080

                   HALLIBURTON AND DRESSER INDUSTRIES ANNOUNCE
                            $7.7 BILLION STOCK MERGER

 Strategic Merger Will Create Oilfield Services and Engineering & Construction
         Company with Broadest Range of Petroleum Service Capabilities

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) and Dresser Industries, Inc. (NYSE:DI) today announced a strategic combination that will create an oilfield services and engineering and construction company with the broadest range of services to the petroleum industry worldwide.
         Under the terms of a definitive merger agreement unanimously approved by the board of directors of both companies, Dresser Industries' shareholders will receive one newly issued share of Halliburton common stock for each Dresser common share. Based on Halliburton's closing price yesterday, the transaction is currently valued at $44.00 per Dresser share, or a total of approximately $7.7 billion. The transaction will be accounted for as a pooling of interests and is expected to be tax-free to Dresser's shareholders.
         The companies' 1997 combined revenues exceeded $16 billion and the total backlog was approximately $13 billion. The combined market capitalization is over $19 billion. The company will continue to be called Halliburton Company and remain headquartered in Dallas, with a work force of approximately 100,000 employees worldwide.
         Dick Cheney, Halliburton's chairman and chief executive officer, who will be CEO of the combined company, said, "Halliburton and Dresser are an outstanding business and cultural fit. This is a win-win combination for both companies' shareholders, customers and employees. It represents a major step forward toward our goal of creating a fully integrated oilfield and engineering and construction services company with a global leadership position. The ability to provide complete, seamless solutions for customers is becoming the critical factor in winning large international service contracts. We will have the broadest range of capabilities in the industry and will remain focused on meeting the multiple and growing needs of customers worldwide."


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         William E. Bradford,  chairman and chief executive  officer of Dresser, who will become chairman of Halliburton, said, "This transaction will create both immediate and long-term value for our shareholders. The union of these two great companies is ideal for our customers as well. Together we will be able to do more for our customers than either of us could have done separately. By joining together our highly complementary operations we will be able to provide a broader and deeper array of services from upstream to downstream. From seismic interpretation to well construction, to the transportation and processing of oil and gas, the combined company will provide end-to-end integrated solutions that add value to our customers. Talented and motivated employees of both companies can look forward to exciting futures with numerous opportunities for growth and advancement."
     David J. Lesar, president and chief operating officer of Halliburton who will continue in this role, said, "We know each other's business well and have agreed on the organizational structure, which will facilitate a quick, smooth
integration.   With  our   combined   financial   strength   and   complementary
capabilities, the combined company will also have the resources to significantly increase investments in state-of-the-art technology while making targeted acquisitions to further add to our capabilities. In addition, with the revenue enhancements and cost reductions we will get from integrating these broad capabilities, we expect the transaction to be accretive to earnings per share in the first full year, after an expected one-time charge to consolidate the businesses."
         Five Dresser directors will join the Halliburton board, increasing its size to 14. Donald C. Vaughn, president and chief operating officer of Dresser, will become vice chairman of Halliburton. Dale P. Jones, vice chairman of Halliburton Company, has elected to retire from the board of directors and as vice chairman of Halliburton when the merger is completed.
         The transaction is expected to be completed in the fall of 1998 and is subject to regulatory approvals in the United States, Europe and several other countries, shareholder approvals, and customary closing conditions.
         Halliburton has approximately 262 million outstanding common shares, and will issue approximately 175 million new shares to Dresser shareholders. As a result, Halliburton will have approximately 438 million shares outstanding after the merger, of which approximately 60% will be owned by Halliburton shareholders and 40% by current Dresser shareholders.


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         SBC Warburg  Dillion Read, Inc. and Goldman  Sachs & Co. are serving as
financial  advisors  to  Halliburton.   Salomon  Smith  Barney  is   serving  as
financial advisor to Dresser.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.
         Dresser is a leading global supplier to the total hydrocarbon energy stream. Dresser's product and service offerings encompass sophisticated drilling and well construction systems as well as technologies, engineered equipment and project management for the transportation and conversion of oil and natural gas.
         NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company and Dresser Industries, Inc., caution that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the companies' actual results of operations. Please see Halliburton's 10-K for the fiscal year ended December 31, 1997 and Dresser's 10-K for the fiscal year ended October 31, 1997 for a more complete discussion of such risk factors.

                                       ###

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                       The Exhibit Index Appears on Page 4